October 26, 2010

Mr. Terence O'Brien
Accounting Branch Chief, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549-4631

Re
Gerdau S.A.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 7, 2010
Form 6-K filed on August 5, 2010
File No. 1-14878

Dear Mr. O'Brien:

        This letter responds to the supplemental comment letter (the "Comment Letter") from the Staff of the Securities and Exchange Commission (the "Commission") dated October 12, 2010, concerning the Annual Report filed on Form 20-F for the fiscal year ended December 31, 2009 filed on June 7, 2010 and Form 6-K filed on August 5, 2010.

        As noted below in our response, we have supplied the requested clarification or agreed to change or supplement the disclosures in our future filings or agreed to file an amended Form 20-F, as the case may be. Our agreement to change or supplement the disclosures in our filings, or to file an amended Form 20-F, is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in our filings, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

        We would be pleased to discuss any aspect of these responses with you at your convenience. We intend, as we have in the past, to use these comments constructively to make appropriate adjustments in disclosure in each subsequent submission as part of our ongoing reporting obligations.

        The following is the Company's response to the Comment Letter.

Comment No 1

        We note your response to comment 42 in our letter dated August 25, 2010. While we understand your position that the disclosures in Note 28 provide the information required by paragraph 130 of IAS 36 with the exception of the comparative discount rate required by paragraph 130(g) of IAS 36, it remains unclear how your discussion and analysis within MD&A, including any cross references to other disclosures throughout the Form 20-F, provide investors with a complete understanding of the facts and circumstances that transpired during fiscal year 2009 that lead to material impairment charges related to investments; property, plant and equipment; intangible assets; and goodwill being recognized during the second and third quarters of fiscal year 2009. As such, it remains unclear to us how the information requested and agreed upon during the previous review of your periodic reports, as referenced in your response letters dated October 9, 2009 and November 20, 2009, was no longer applicable to your fiscal year 2009 Form 20-F. In this regard, please note that your Form 20-F should provide investors with a full and complete discussion and analysis for each of the periods presented that fully explains material transactions and events, which would include material impairment charges, without reference to furnished information provided in Forms 6-K. As previously noted, there is a concern that investors did not fully understand all of the reasons for the recognition of the material impairment charges, including the facts and circumstances that transpired from your December 2008impairment tests to the two interim impairment tests during your second and third quarters of fiscal year 2009 and finally with your December 2009 annual impairment tests. We continue to believe investors should be provided with quantified information for each of the material assumptions used to arrive at the fair values used in assessing impairment of your investments; property, plant and equipment; intangible assets and goodwill for each of these periods. In addition, you should provide investors with an understanding of the facts and circumstances that were considered in arriving at the estimates for each material assumption. As such, we continue to request that you provide investors with the following additional information:

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  The specific assumptions/estimates that changed between your annual 2008 impairment tests and the interim tests performed in the second and third quarters of fiscal year 2009.

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  Explain to investors the reasons for the material changes in assumptions/estimates.

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  Discloses the June 2009 assumption of how long you expect the negative operating results will continue, i.e., 1 year, 3 years, etc. This estimate appears to be particularly significant, as we note in your response that the primary reason for the difference in the assumptions was the timing of recovery in your cash flow analyses.

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  Disclose whether the affected cash generating units are currently generating negative cash flows. If so, discuss how long you assumed in the June 2009 test it would continue.

        We continue to request that you amend your fiscal year 2009 Form 20-F to provide investors with the above information that was previously requested during the review of your fiscal year 2008 Form 20-F. In this regard, we note that your fiscal year 2010 Form 20-F is not required to be filed on EDGAR until June 30, 2011. We believe this disclosure should be provided to investors on a timelier basis than June 30, 2011. Please refer to your response to comments 12 and 13 in your letter dated October 9, 2009, and to comment 7 in your response letter dated November 20, 2009. Please refer to Sections 216, 501.02 and 501.12.b.3, and 501.14 of the Financial Reporting Codification, and SAB Topic 5:P.4 for guidance.

Response:

        In response to the Staff's comment, the Company will amend its 2009 Form 20-F once all outstanding comments are resolved to include within MD&A the facts and circumstances that during 2009 lead to material impairment charges related to investments; property plant and equipment; intangible assets; and goodwill being recognized during the second and third quarters of fiscal year 2009, as referenced in our response letters dated October 9, 2009 and November 20, 2009, as follows:

        The Company produces different steel products for different sectors of the economy, such as industrial, civil construction and agribusiness sectors. The Company also operates its business in different geographic areas, such as North America, Latin America and Europe. Because of the different products, customers and markets in which the Company operates its business, it is necessary to use the best judgment for each financial statement reporting period to foresee the impact of changes in the level of demand in the economy and outlook for the coming years.

        For the interim periods ended June 30, 2009 and September 30, 2009, the Company, based on market conditions in some operating segments, decided to perform impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows which require certain assumptions to be made including: cost of capital, growth rate and adjustments applied to cash flows in perpetuity, methodology for working capital requirements, investment plans, and long-term economic-financial forecasts.

        For the interim period ended June 30, 2009, the performed tests identified a loss for impairment of property, plant and equipment in the amount of R$ 426,420, goodwill in the amount of R$ 201,657 (only related to the segment Specialty Steel), other intangible assets in the amount of R$ 304,425, other related restructuring costs in the amount of R$ 101,469 and investments through the equity accounting method in the amount of R$ 46,092.

        For the interim period ended September 30, 2009, the performed tests identified a loss for impairment of property, plant and equipment in the amount of R$ 93,596 and other related restructuring costs in the amount of R$ 49,238. No impairment losses were recognized in the other quarters of 2009.

        The discount rate used in the impairment tests for June 2009 and September 2009 was 13.25% as compared to a discount rate of 13.5% used for the December 2008 test. The decrease was due to a lower leveraged Beta (1.46 from 1.50) and a reduction in the risk premium (7.0% from 7.1%) used in the Capital Asset Pricing Model ("CAPM"). These changes are mainly due to a reduction in the volatility of the stock market. The capital structure of 30.0% debt to total capitalization and 70.0% equity to total capitalization was based on the average historical industry capital structure. All parameters were expressed in nominal terms and based in US dollars. The Company assumed a growth rate of 3.0% in accordance with its expectations for a global market recovery (for North America a growth rate of 2.0% was used).

        To calculate the perpetual cash flows, the Company normalized working capital and capital expenditures utilizing the last year of the projections. The Company assumed capital expenditures would approximate depreciation and that working capital would increase according to the respective growth rate. Working capital assumptions and calculations were based on an average cash conversion cycle which was estimated using historical industry data. The cash conversion cycle represents working capital needs in terms of days-sales.

        The forecasts used for the December 2008 impairment test were based on expected results of the operating segments at that time. The severity of the economic downturn was not fully known at the time in which the forecasts were established and used for the December 2008 impairment analysis. As such, for the June 2009 and September 2009 impairment tests, the forecasts were revised significantly downward in order to align them with the updated expectation of the economic environment in which Gerdau North America and Specialty Steel businesses would operate.

        The assumptions changes in the interim June 2009 and September 2009 impairment tests were mainly due to business (strong downturn in automotive and construction markets), economic factors and the uncertainty of the current environment, and as a result of these aspects, the Company's Disclosure Committee in a meeting on July 28, 2009 reviewed the assumptions and estimates related to impairment calculations for the 2nd quarter. On August 3, 2009, the Company's Executive Committee had a meeting to decide relevant aspects related to the business, which were subsequently approved by the Board of Directors on August 4, 2009. These meetings, based on market conditions in some units, decided the following: (a) resume production in a steel mill, maintain the closure of another one and keep evaluating the potential closure of a third steel mill, all of them in North America; (b) not to suspend the production in the Açominas blast furnace 2 announced on June 22, 2009; (c) suspend production in a Specialty steel unit based in the United States; and (d) approve the impairment charge as of June 30, 2009 due to the closure of a steel mill in North America and the production suspension in a Specialty steel unit.

        The factors explained above are the effects of a weaker demand impacting operating profit and capacity utilization in Gerdau North America and Specialty Steel. For instance, the 2009 EBITDA forecast for Specialty Steel as of June 2009 and September 2009 decreased by 85% compared to December 31, 2008 estimate. The expected recovery of this market originally was anticipated to begin in the second half of 2009; however, the revised forecast reflected a recovery of the market not occurring until 2010.

        The Gerdau North America and Specialty Steel operating segments had negative operating profit (EBIT) for 2009 but the Company expects them to have positive operating profit in forecasted years following 2009. Although these operating segments generated negative operating profit for 2009, they did generate positive cash flows for 2009.

        The intangible assets impairment value in Specialty Steel Business was related to a decrease in customer relationship value due to lower demand, as the Company's primary customers from the automotive industry experienced declines in their business due to the economic downturn.

        The impairment in the investments through the equity accounting method was mainly due to the postponed investment (due to the lack of cash flow generation of the parent companies) needed at the plants to operate and generate positive cash flows.

        Historically, management's past estimates have been accurate when compared to actual results and the Company is fully aware of the implications and the cyclical aspects of the industry and the forecasts are usually conservative compared to actual results. However, the magnitude of the economic downturn experienced by the global steel market was significantly greater than anticipated by the Company as well as by most of the other market analysts and participants.

        The Company has a structured planning process which includes preparation of forecasts, execution plans, approvals and check meetings. These quarterly check meetings are reviews of actual results in comparison to goals, targets and status of strategic projects to allow the Company to assess the reasonability of its projections.

        The full text of these changes, inserted into the filed 20-F is attached for your convenience of reference.

Comment No 2

        We note your response to comment 3 in our letter dated August 25, 2010. Please provide us with the amounts reflected in the consolidated statements of cash flows for restructuring charges that will be settled in cash. In this regard, adjustments to net income to arrive at cash provided by operating activities should be for non-cash expenses and income. As such, it remains unclear why you have adjusted net income for the entire restructuring charges, including those charges that will be settled in cash. Please refer to paragraph 18(b) of IAS 7 for guidance.

Response:

        The most relevant part of restructuring charges is not expected to be settled in cash in subsequent periods, because they were mainly related to pension plan, among other non-cash items. Only a small portion in the amount of R$ 26,569 was settled in cash during fiscal year 2009, because this was related to employee severance costs and other facility closure expenses.

        The entire restructuring charges amount was presented on adjustments to reconcile net income to net cash provided by operating activities, because it was related to a provision and the cash effects referred to above were reflected on changes in assets and liabilities to arrive at net cash flows provided by operating activities in the cash flow statement for the year ended December 31, 2009.

Comment No 3

        We note the disclosures you intend to include in future filings in response to comment 4 in our letter dated August 25, 2010. As previously requested, please also provide investors with your accounting policy for acquisitions in which control is obtained. Please note that your disclosure should include your accounting policies for each period presented. Please refer to IFRS 3 (2006) and IFRS 3 (2008) for guidance. Please provide us with the disclosures you intend to include in future filings.

Response:

        In response to the Staff's comment, the Company will revise its disclosure in future filings to state clearly its accounting policy for acquisitions and we intend to include the following information in future filings.

Business acquisitions

        The accounting treatment for business acquisitions as from January 1, 2010 changed, if compared to previous years, because the IASB issued a revised version of IAS 27 and IFRS 3. These changes are primarily related to accounting for non-controlling interests, the loss of control of a subsidiary and increase/decrease in interest in a subsidiary without change of control. The revised Standards have resulted in changes in the Company's accounting policies regarding increases or decreases in ownership interests in its subsidiaries. The adoption of this change in accounting policy is expected to affect the accounting for changes in ownership interest as from January 1, 2010, with no impact in business acquisitions performed up to December 31, 2009.

(a) step-acquisitions in which control is obtained

        When an acquisition is achieved in stages, each significant transaction is considered individually for the purpose of the determination of the fair value of the identifiable assets, liabilities and contingent liabilities acquired and hence for the goodwill associated with the acquisition. The fair values of the identifiable assets and liabilities acquired can vary at the date of each transaction. Interests previously held in that entity are re-valued on the basis of the fair values of the identifiable assets and liabilities at the date of each subsequent transaction until control is obtained. The excess of the cost over the fair value of the net assets acquired is recorded as goodwill or as a gain in the statement of income when the fair value of the asset acquired exceeds the cost.

(b) acquisitions in which control is obtained initially

        The cost of the acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given and liabilities incurred or assumed in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholder's proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

        Under the previous version of the Standard, contingent consideration was recognized at the acquisition date only if payment of the contingent consideration was probable and it could be measured reliably; any subsequent adjustments to the contingent consideration were recognized against goodwill. Under the revised Standard, contingent consideration is measured at fair value at the acquisition date; subsequent adjustments to the consideration are recognized against goodwill only to the extent that they arise from better information about the fair value at the acquisition date, and they occur within the 'provisional period' (a maximum of 12 months from the acquisition date). All other subsequent adjustments are recognized in profit or loss;

        Acquisition-related costs are accounted for separately from the business combination, generally leading to those costs being recognized as an expense in profit or loss as incurred, whereas previously they were accounted for as part of the cost of the acquisition.

(c) increases/decreases in non-controlling interests

        In prior years, in the absence of specific requirements in IFRS, increases in interests in existing subsidiaries were treated in the same manner as the acquisition of subsidiaries, with goodwill or a bargain purchase gain being recognized where appropriate.

        The impact of decreases in interests in subsidiaries that did not involve loss of control (being the difference between the consideration received and the carrying amount of the share of net assets disposed of) was recognized in profit or loss. Under the revised standards, all increases or decreases in such interests are accounted for within equity, with no impact on goodwill or profit or loss.

        Subsequent purchases, after the Company has obtained control, are treated as the acquisitions of shares from non-controlling shareholders: the identifiable assets and liabilities of the entity are not subject to a further revaluation and the positive or negative difference between the cost of such subsequent acquisitions and the net value of the additional proportion of the company is accounted for within equity.

(d) loss of control of a subsidiary

        When control of a subsidiary is lost as a result of a transaction, event or other circumstance, the revised Standard requires that the Company derecognizes all assets, liabilities and non-controlling interests at their carrying amount. Any retained interest in the former subsidiary is recognized at its fair value at the date that control is lost. This fair value is reflected in the calculation of the gain or loss on disposal attributable to the parent, and becomes the initial carrying amount for subsequent accounting for the retained interest under IAS 28, IAS 31 or IAS 39.

Comment No 4

        We note the disclosures you intend to include in future filings in response to comment 11 in our letter dated August 25, 2010. Please clarify the disclosures you intend to include in future filings to specifically state the method used to amortize your supplier relationships and customer contracts and relationships. Please refer to paragraphs 97 and 98 of IAS 38 for guidance. Please provide us with the disclosures you intend to include in future filings.

Response:

        In response to the Staff's comment, the Company will revise its disclosure in future filings to disclose the following:

        Intangible assets acquired in a business combination are recorded at fair value, less accumulated amortization and impairment losses, when applicable. Intangible assets that do not have indefinite lives are amortized over their useful lives using an amortization method which reflects the economic benefit of the intangible asset. The customer and supplier relationship intangible asset have been amortized based on an accelerated method that considers the expected future economic benefit provided by those acquired customers and suppliers over time. Intangible assets are reviewed for impairment annually or if events or changes in circumstances indicate that the carrying amount may not be recoverable.

Comment No 5

        We note your response to comment 13 in our letter dated August 25, 2010. Specifically, you note that you use tax rates and laws that are enacted at the end of the reporting period. However, paragraphs 46 and 47 of IAS 12 state that current tax liabilities (assets) and deferred tax assets and liabilities should be measured based on tax rates and tax laws that have been enacted or "substantially enacted" by the end of the reporting period. Please confirm to us and clarify your disclosures in future filings that you are using enacted or "substantially enacted" tax rates and tax laws as of the end of the reporting period.

Response:

        In response to the Staff's comment, the Company confirms and will also clarify in future filings that it has been using enacted or "substantially enacted" tax rates and tax laws as of the end of the reporting period and in accordance with paragraphs 46 and 47 of IAS 12.

Comment No 6

        We note your response to comment 41 in our letter dated August 25, 2010, and it remains unclear why you did not customize each of the individual ERP systems to generate net sales by product for purposes of managing your business (i.e., why is it not an important part of managing your business to monitor the amount of net sales for your main products, as listed at the bottom of page F-75). Please advise. Please also provide investors with an understanding as to why you do not believe net sales by product is useful information in managing your business, since this information is requested to be disclosed by paragraph 32 of IFRS 8.

Response:

        The Company has evaluated its systems recently and has come to the conclusion that in order to be able to consolidate its Net Revenues by products it would have to undergo sizable amounts of man-hours of consulting and outsourcing. The Company grew by acquisitions in the last 10 to 15 years and as a consequence does not have one standard ERP but a number of different ones in the different 14 countries in which it operates (SAP in some, with different versions and different configurations in each one of those countries, Lawson in other, etc...). To try to implement the changes required in order to get Net Revenues by product in each of those countries in different systems would entail an extraordinary amount of work and manpower not available, with significant cost. Considering that Paragraph 32 of IFRS 8 requests the Company to provide that information "...unless the necessary information is not available and the cost to develop it would be excessive...", we consider that we do not need to incur in such costs.

        Additionally, we have evaluated this topic with care and do not consider such information to be useful in managing our business. If we were to invest in ERP developments to generate net revenue for a product or a group of similar products, we would be adding together the sales of those products in countries as diverse as the United States, Canada, Argentina, Brazil, Spain, Uruguay, etc... We would also be lumping together sales to different markets within those countries, and would also incur in the issue of different currencies, affected by the exchange rate variation during any given period of time. Steel consumption patterns and pricing dynamics by each product/group of products in those different countries and in different markets within those countries are very little correlated. The information would not be useful, and the company could not draw conclusions about trends or historical evolution.

        Management of the Company groups its revenues under their respective Business Segment (Brazil, North America, Latin America and Specialty Steel), as we believe that the drivers for demand and pricing are better represented and can be better understood with this approach.

        The current governance adopted by the Company reflects businesses that can be correlated to external indicators, allowing the company (and investors as well) to associate performance of those businesses to GDP growth, construction activity, industrial development in those regions, and also demographic patterns. All of those indicators can be related to the net revenue by business operations.

***

The Company acknowledges that:

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  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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  Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact the undersigned at +55.51.33232657 if you have any questions concerning this response letter.

Very truly yours, GERDAU S.A.
By	/s/ OSVALDO BURGOS SCHIRMER Name: Osvaldo Burgos Schirmer Title: Chief Financial Officer

Copy:	Tracey Houser Division of Corporation Finance